UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )

Omni Medical Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68214H101

(CUSIP Number)

April 15, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68214H101

1	NAME OF REPORTING PERSON Peter J. Pollachek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,000,000
6 SHARED VOTING POWER 250,000 (1)
7 SOLE DISPOSITIVE POWER 1,000,000 (1)
8 SHARED DISPOSITIVE POWER 250,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.01% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 250,000 shares of Common Stock of the Issuer owned by Elisa Norrick, Mr. Pollachek’s wife.

(2)	Based on 12,486,111 shares of Common Stock outstanding as of November 4, 2005.

CUSIP NO. 68214H1013

1	NAME OF REPORTING PERSON Elisa Norrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 250,000
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 250,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.00% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 12,486,111 shares of Common Stock outstanding as of November 4, 2005.

ITEM 1 (a) NAME OF ISSUER:

Omni Medical Holdings, Inc. (the “Issuer”)

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1257 Lake Plaza Drive, Suite 219, Colorado Springs, Colorado 80906

ITEM 2 (a) NAME OF PERSON FILING:

The names of the persons filing this statement (the “Reporting Persons”) are Pete J. Pollachek (“Mr. Pollachek”) and Elisa Norrick (“Ms. Norrick”).

ITEM 2 (b) ADDRESS OF PRINCIPAL OFFICE:

The business address of each of the Reporting Persons is 18221 Torrence Avenue, #1D, Lansing, Illinois 60438.

ITEM 2 (c) CITIZENSHIP:

Each of the Reporting Persons are citizens of the United States of America.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

This statement relates to the common stock, par value $0.001 of the Issuer (“Common Stock”).

ITEM 2 (e) CUSIP NUMBER: 68214H101

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment advisor in accordance with 240.13d-1(b)(1)(ii) (E);

(f) ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. OWNERSHIP:

(a) and (b) As of the date hereof, the Reporting Persons may be deemed to beneficially own 1,250,000 shares of Common Stock, representing approximately 10.01% of the Common Stock issued and outstanding, based on 12,486,111 shares outstanding. Mr. Pollachek may be deemed to beneficially own 1,250,000 shares of Common Stock, representing approximately 10.01% of the Common Stock of Issuer. Ms. Norrick may be deemed to beneficially own 250,000 shares of Common Stock, representing approximately 2.00% of the Common Stock of Issuer.

(c)

Mr. Pollachek

Mr. Pollachek has the sole power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 1,000,000 shares of Common Stock. Mr. Pollachek has the shared power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 250,000 shares of Common Stock.

Ms. Norrick

Ms. Norrick has the shared power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 250,000 shares of Common Stock of the Issuer.

The Reporting Persons expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

This item is not applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

This item is not applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP.

This item is not applicable.

ITEM 10 CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 30, 2005

/s/ PETER J. POLLACHEK
Peter J. Pollachek

/s/ ELISA NORRICK
Elisa Norrick

EXHIBIT A

Agreement Relating to the Filing

of Joint Statements on Schedule 13G

Pursuant to Rule 13d-1(k)

It is agreed among the undersigned that the Schedule 13G Statement to which this document is attached as Exhibit A is filed on behalf of each of the undersigned as provided in Rule 13d-1(k) of the General Rules and Regulations of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Dated: December 30, 2005

/s/ PETER J. POLLACHEK
Peter J. Pollachek

/s/ ELISA NORRICK
Elisa Norrick